VITERRA™

RECEIVED

2008 APR 22 A 9:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 21, 2008

Exemption #: 82-5037

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Viterra
(Saskatchewan Wheat Pool Inc. Operating as Viterra)
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a release dated April 21, 2008. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Debbie Jango

for Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

08002066

PROCESSED
APR 24 2008
THOMSON REUTERS

dw 4/23

VITERRA™

For Immediate Release
Date: April 21, 2008
Regina, Saskatchewan
Listed: VT:TSX

Viterra Announces $400 Million Common Share Offering to Fund Growth

This news release is not for dissemination in the United States or through United States newswire services.

Viterra Inc. (TSX:VT) ("Viterra") is pleased to announce that it has entered into a binding commitment to sell 28,600,000 common shares ("Common Shares") at a price of $14.00 per Common Share to a syndicate of underwriters co-led by TD Securities Inc. and Genuity Capital Markets. The syndicate of underwriters also includes National Bank Financial Inc., Scotia Capital Inc., UBS Securities Canada Inc., BMO Capital Markets, HSBC Securities (Canada) Inc., and RBC Capital Markets (the "Underwriters").

The Underwriters have committed to effect the offering on a "bought deal" basis, with anticipated gross proceeds of approximately $400.4 million. Viterra has granted an option to the Underwriters to purchase up to an additional 4,290,000 Common Shares at the same price at any time up to 30 days after closing.

Proceeds from the offering will be used for general corporate purposes, and in particular, are expected to be used to fund future acquisitions.

President and Chief Executive Officer, Mayo Schmidt said, "Strong global demand for agricultural commodities has created a rich environment of opportunities for Viterra. Our strategic expansion will be focused on increasing our valued-added processing capabilities and growing our core operational footprint geographically. Viterra's market leadership in agriculture, our strong balance sheet and our record of disciplined execution position us to take advantage of this robust agricultural economy."

Viterra intends to file a preliminary short form prospectus in all of the provinces of Canada in connection with the Common Share offering later this week. The Common Share offering is expected to close on or about May 9, 2008. The offering is subject to customary regulatory approvals and closing conditions.

Viterra is refinancing its bridge loan facility through a new syndicated term facility. Based on the discussions to date with the potential lenders, Viterra currently expects the refinancing to be completed prior to the maturity of the bridge loan facility on May 28, 2008.

The Common Shares will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States to any person absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares in the United States.

Viterra Inc. is Canada's leading agri-business, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States and Japan. The new company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

Certain statements in this news release including, but not limited to, those relating to the refinancing of Viterra's bridge loan facility are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. A number of factors could cause actual results to differ materially from expectations.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Shareholder Inquiries:

Colleen Vancha
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4782

Media Inquiries:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306)-569-4810

Website: http://www.viterra.ca

END